Exhibit 99.1

High Tide Recognized as a Top 10 Ranked Company in the Diversified Industries Sector by the TSX Venture 50™ for 2022

CALGARY, AB, Feb. 24, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to report it has ranked in the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™, which is comprised of the top 50 from over 1,600 companies on the TSX Venture Exchange.

The selected Venture 50™ companies have seen tremendous growth over 2021, offered excellent returns to their shareholders, and are actively traded in the market.

"We listed on the TSX Venture Exchange in November 2020 concurrent with the acquisition of META Growth Corp., and we are very proud to be included in The Venture 50™ in 2022," said Raj Grover, President and Chief Executive Officer of High Tide. "High Tide was recently recognized as one of Canada's top growing companies for 2021 by the Globe and Mail. It is great to see that our operational execution and capital markets progress continue to be recognized across other market participants as well. We look forward to even more growth in our business and value creation for shareholders ahead", added Mr. Grover.

ABOUT THE VENTURE 50™

The Venture 50™, the Exchange's flagship program, showcases the top performing listed companies from five industry sectors: Clean Technology and Life Sciences, Diversified Industries, Energy, Mining, and Technology. Winners are selected based on year-over-year performance across three equally-weighted criteria: market capitalization growth, share price appreciation and trading volume for the year ended December 31, 2021.

For more information visit: www.tsx.com/venture50.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 111 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021, and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include statements relating to: Mr. Grover's statements with respect to future growth of High Tide's business as well as future value creation of High Tide's shareholders; and the Company's strategy to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to grow its business in the future; High Tide's ability to create future value for its shareholders, and the Company's ability to extend and strengthen its value chain while providing a complete customer experience and maximizing shareholder value. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Robert Nelson, Coordinator, Corporate and Public Affairs, rnelson@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 07:30e 24-FEB-22